Watkins Lundlam
Winter & Stenis P.A.

May 20, 2009

Via email: envalle@sec.gov

Eric Envall, Esq.
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Security Capital Corporation; Preliminary Proxy Statement on Schedule 14A

Filed May 4, 2009; File No. 000-50224

Dear Mr. Envall:

Attached is correspondence to be filed with the SEC.  Please contact me if you have questions or need additional information.

Sincerely,

Watkins Ludlam Winter & Stennis, P.A.

                                 /s/ J. Andrew Gipson
                                                                          J. Andrew Gipson

JAG/jag

From: Andy Gipson

Sent: Tuesday, May 19, 2009 11:00 AM

To: 'Envall, Eric'

Subject: Revised Security Capital Corporation PRE 14A

Mr. Envall:

Attached are changes to the Security Capital Corporation preliminary proxy statement to reflect your comments of Friday, May 15.  Also attached is a clean version.  In addition to your comments, the stock ownership tables have been updated and a minor change was made to the number of warrants (535 instead of 536).

To address your comments, the 12/31/08 balance sheet has been removed; the pro formas have been expanded to include line item data comparable to the Company's financial statements; and footnotes were amended where appropriate.

I look forward to hearing from you with any further changes, or whether the Company may file its definitive proxy statement.

Sincerely,

Andy Gipson

J. Andrew Gipson
Watkins Ludlam Winter & Stennis, P.A.
190 E. Capitol St., Suite 800 (39201-2155)
P.O. Box 427
Jackson, Mississippi 39205-0427
Tel. (601) 949-4789
Fax (601) 949-4804
agipson@watkinsludlam.com
www.watkinsludlam.com

From: Andy Gipson

Sent: Wednesday, May 20, 2009 11:01 AM

To: 'Envall, Eric'

Subject: Security Capital - 5/20 Changes

Mr. Envall:

Attached are changes from the comments this morning (marked and clean version).  1) We have identified the investment specifically in federal funds in the lead-in to pro formas; 2) the "Other" line item in the income statements should not have contained the adjustment - it should have been in federal funds and has been corrected; and 3) the ordering of the pro formas has been rearranged with balance sheet first.

I look forward to hearing back from you.

Sincerely,

Andy Gipson

J. Andrew Gipson
Watkins Ludlam Winter & Stennis, P.A.
190 E. Capitol St., Suite 800 (39201-2155)
P.O. Box 427
Jackson, Mississippi 39205-0427
Tel. (601) 949-4789
Fax (601) 949-4804
agipson@watkinsludlam.com
www.watkinsludlam.com